EXHIBIT 21

LIST OF SIGNIFICANT SUBSIDIARIES

Name	Place of Incorporation
Topps Argentina SRL	Argentina
Topps Europe Limited	United Kingdom
Topps Canada, Inc.	Canada
Topps Italia SRL	Italy
Topps International Limited	Ireland
WizKids, Inc.	Delaware
Topps UK Limited	United Kingdom
Topps Finance, Inc.	Delaware
Topps Enterprises, Inc.	Delaware